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Annual Statement as to Compliance

For the Year Ended December 31, 2023 (the “Reporting Period”)

Morgan Stanley Bank of America Merrill Lynch Trust,

Series 2014-C15

Pursuant to Section 13.9 of the Pooling and Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), as an authorized officer of Berkadia Commercial Mortgage LLC (“Berkadia”), I hereby attest that:

   i.            A review of the activities and performance of Berkadia as Subservicer during the (reporting period) period, has been made under my supervision.

 ii.            To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Pooling and Servicing Agreement throughout the period and no default by the Subservicer under the Pooling and Servicing Agreement has occurred and is continuing.

Berkadia Commercial Mortgage LLC,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2024